The

LONG VIEW

Confidence to see
beyond today

T. ROWE PRICE GROUP ANNUAL REPORT 2011

T.RowePrice®
INVEST WITH CONFIDENCE

TAKING THE LONG VIEW HAS ALWAYS BEEN AT THE HEART OF OUR FIRM'S APPROACH TO CREATING DURABLE VALUE FOR CLIENTS. Our long-term perspective grounds the decisions we make every day, from the way we manage investments, to the way we build capabilities, to the way we manage our business. This report tells the story of how an intentional focus contributes to the firm's endurance—giving clients, associates, and stockholders confidence to see beyond today.

Dear Stockholder:

Seventy-five years ago, in 1937, a young investor opened an office to provide investment counsel to individuals. It was a difficult time. The global economy was still suffering from the effects of the Great Depression. Unemployment was 14%. The S&P 500 Index declined by 35% that year. Storm clouds hovered over Europe as Germany flexed its military muscles, and the seeds of World War II were sown in Asia as Japan invaded China. The U.S. political system was mired in controversy and turmoil as FDR was inaugurated for his second term.

This was the environment in which Thomas Rowe Price, Jr. launched his small firm that grew into today's T. Rowe Price Group. This year, we celebrate the 75th anniversary of our founding. Mr. Price took the long view when he started the company, and we continue to do so today.

While we view our company and its business with a long-term lens, the long run consists of many individual years. In a year when financial market performance was mediocre at best, we are pleased to report that 2011 was a solid year for T. Rowe Price. Most global equity markets were flat to down in 2011, while most fixed income markets generated positive returns. Short-term rates hovered barely above 0%. Despite lackluster markets, our assets under management, revenue, and net income all increased in 2011. We increased our dividend by almost 15%, earning recognition from Standard & Poor's as a Dividend Aristocrat, one of the small number of companies that have raised dividends for 25 consecutive years. In 2011, we also celebrated our 25th anniversary as a public company.

2011 – A TUMULTUOUS ENVIRONMENT FOR INVESTING

Last year was challenging for investors. Global equity markets began 2011 on a positive note as expectations for continued economic recovery were widespread. As the year unfolded, however, increasing concerns about the eurozone's debt problems, political stalemate in Washington, and a potential global economic slowdown caused equity markets to decline. Global stock markets were generally flat to negative. The U.S. equity market was the strongest major market, with the S&P 500 rising by about 2%. Equity markets in Europe declined nearly 11%, and major Asian markets were down roughly 15% in U.S. dollar terms. Fixed income investors fared better as most bond indices produced positive returns, with the Barclays Capital U.S. Aggregate Bond Index up almost 8%. High yield bonds lagged investment-grade issues. Reflecting a global flight to quality, long-maturity U.S. Treasury securities were the asset class of choice in 2011, despite being downgraded by Standard & Poor's from AAA to AA+ in August.

In this volatile and occasionally treacherous environment, our investment professionals generally performed well relative to most of our competitors. Our overall competitive positioning in both the individual and institutional market segments remains very solid, relative to Lipper, Morningstar, and various institutional benchmarks.

Several of our colleagues performed exceptionally well and deserve recognition. Last year, we wrote about Jack Laporte turning over his responsibilities on our small-cap growth strategy to Henry Ellenbogen, and Henry is off to an exceptional start. David Giroux, manager of the Capital Appreciation strategy, one of our more conservative equity portfolios, once again performed very well in 2011. While Europe has been a difficult place to invest in recent years, Dean Tenerelli, manager of our European Stock strategy, has performed defensively and very well in what has been a very hostile investment environment. Credit analyst Ken Orchard deserves special mention for being ahead of the curve in identifying eurozone risks.

Kris Jenner had another strong year managing the Health Sciences portfolios. And, regarding long-term achievement, Rob Sharps completed his 10th year leading our institutional large-cap growth business. Reflecting our overall performance and our focus on providing exceptional client service, clients directed over $14 billion in net new cash flows to us in 2011. It's the confidence of our clients that is the foundation of our ability to perform well for you, our investors.

FINANCIAL PERFORMANCE

Despite all the headwinds in 2011, our assets under management rose slightly to $489.5 billion from $482.0 billion 12 months ago. Average assets under management in 2011 rose to $497.1 billion from $422.6 billion in 2010. This increase in average assets under management helped our 2011 revenues rise by about 16% to $2.75 billion. Net income rose in a corresponding manner to $773.2 million, and fully diluted earnings per share rose 15% to $2.92 from 2010 earnings per share of $2.53.

FINANCIAL HIGHLIGHTS

In millions, except per-share data

	2010	2011
Net revenues	$ 2,367	$ **2,747**
Net income	$ 672	$ **773**
Net cash provided by operating activities	$ 733	$ **948**
Basic earnings per common share	$ 2.60	$ **3.01**
Diluted earnings per common share	$ 2.53	$ **2.92**
Cash dividends per common share	$ 1.08	$ **1.24**
Stockholders' equity at December 31	$ 3,297	$ **3,421**

Our financial position remained strong. Although we live in a world of financial market volatility and unpredictability, we want the financial position of the company to be stable and predictable to enable us to operate with a long view. We have no debt on our balance sheet. Cash and short-term investments are nearly $1.7 billion. We ended the year with $3.4 billion in stockholders' equity. Even with our conservative balance sheet, our return on equity was 23%.

As mentioned, we increased our dividend by almost 15% to $1.24 per share in 2011 and repurchased approximately 8.7 million shares of our stock for nearly $480 million. Total cash returned to stockholders was nearly $800 million. Despite solid underlying corporate performance, however, our stock price declined by roughly 12% during the year as concerns about the global financial system caused investors to take a negative stance toward stocks in the financials sector.

2011 DEVELOPMENTS

Last year was another year of continuous investment in our organization's capabilities to provide strong investment results and great client service. We invested $82 million in a range of initiatives designed to improve client services and expand our geographic footprint around the world.

On the investment side, we hired a number of investment professionals in our equity and fixed income groups, including the formation of an equity team in Australia. We also continued to devote significant time and resources to working with our partners at UTI. We purchased a 26% stake in the Indian investment management firm two years ago, and India remains a tremendous market opportunity for us. We filled several important positions in our organization, including the appointment of a chief risk officer; a new head for our U.S. intermediary distribution division; and a senior leader for our Fixed Income Solutions business, which will create customized investment strategies for our institutional clients.

In terms of organizational development, we focused on key diversity initiatives, including our newly formed Women's Roundtable and a reinvigorated and broadened recruiting effort. We continue to manage the company in an environmentally sensitive fashion, and our new technology support facility received a Leadership in Energy and Environmental Design (LEED) gold certification. The T. Rowe Price Foundation continues to support a variety of initiatives to make our communities stronger, including a number of educational programs highlighted on page 13 of this report.

We want to recognize the retirements of two key individuals who have served our organization with great distinction over many years. Ned Notzon joined us in 1989 and retired at the end of December. Ned can best be described as a pioneer of our asset allocation products, including the Personal Strategy and Retirement Date portfolios, and he led our Asset Allocation Committee for many years. We will miss his intellectual curiosity, his keen investment insights, and his ability to develop appropriate solutions for our clients.

Wayne O'Melia joined the company in 1984 and will be retiring in early April 2012. He has led key operating units in our company for many years. In fact, the vast majority of our associates work in divisions overseen by Wayne. Wayne's experience, business insights, and management skills have made him one of our most valued colleagues. It has been a pleasure to work with Ned and Wayne. They embody the best of T. Rowe Price. We wish them well.

A NOTE ON POLITICS AND POLICYMAKING

We don't often express our views on public policy, as we have enough to deal with in the ordinary course of managing our business. Events of the last year, however, have had a major impact on financial markets and investor confidence and, therefore, deserve some commentary. Suffice it to say that we are disappointed by the lack of progress on important policy issues both in the U.S. and in Europe. Whether one is reflecting on last summer's debt ceiling debate and the subsequent Standard & Poor's downgrade of U.S. debt, the unwillingness to seriously consider proposals offered by the cochairs of the bipartisan Bowles-Simpson deficit reduction commission, the super failure of the so-called super committee, the year-end spectacle over extending unemployment benefits and cuts in the payroll tax, or—outside the U.S.—the eurozone debt crisis, it is hard not to be turned off by the apparent inability of both U.S. political parties and European leaders to deal with important issues with any degree of success. Confidence in elected officials is near all-time lows, which is not surprising given the lack of pragmatism and foresight and a general inability to get the job done. This political malaise has eroded investor confidence globally and, in part, explains the reluctance of corporations and investors around the world to take prudent risks. Inflexible ideological bickering will not address the challenges before us. We need smart, serious leaders willing to compromise and make hard decisions. Given that 2012 is an election year, it's time to elect them.

A LOOK AT THIS YEAR'S PROXY STATEMENT

Aside from the usual items we ask you to consider at our annual meeting, such as the election of our Board of Directors, this spring we are seeking your approval for a new long-term incentive plan to replace the soon-to-expire 2004 plan. Aligning the interests of our key employees with yours via programs designed to encourage employee stock ownership has always been an integral part of our long-term business strategy. Attracting and retaining the most talented professionals in the business is mission critical for us. It is not uncommon to work with employees with a tenure of 20 or 30 years or longer with our company. We encourage you to carefully review this year's proxy statement, which has more information on the proposed long-term incentive program, and we encourage your support.

SUMMARY

As we take our annual look back at the preceding year, we are struck by the unpredictability of key events that affect economies and financial markets. Who would have predicted a Japanese earthquake and tsunami of the magnitude we witnessed in 2011? Or the floods in Thailand that affected so many people and global technology companies? Not even our own intelligence agencies anticipated the Arab Spring uprisings that rippled across North Africa and the Middle East. And who would have expected the demise of Osama Bin Laden, Moammar Gadhafi, and Kim Jong Il in the same year? Few observers 12 months ago would have forecast that the U.S. would be the global stock market of choice.

As was the case last year, 2012 will provide many surprises and unexpected developments. Whatever market twists and turns come our way, each of our outstanding associates will be focused on making T. Rowe Price a better place to invest and serving the needs of our clients. Providing strong investment returns and extraordinary client service will ensure that your investment in the company will be rewarding over the long term.

Thank you for the confidence you have shown by investing in T. Rowe Price.

Brian C. Rogers
Chairman and CIO

James A.C. Kennedy
CEO and President





February 10, 2012



Thoughtfully developing our associates ensures that the wisdom of experience carries forward

Our associates are the firm's most important asset. They are the face of T. Rowe Price to our clients and in our communities.

With so much at stake, it should come as no surprise that we hire—and develop—associates for the long term. This process is ongoing, with a focus on mentoring, cultivating talent, and hiring from within when appropriate.

This ensures that both the insights and knowledge of our more-experienced associates, and the fresh perspectives of newer associates, are passed on. And that every associate develops a deeply held commitment to our values.

During her 21-year career with T. Rowe Price, Barbara Burdett has mentored many associates, including Christine Akins.

When I think about my role in mentoring and developing talent, I often think of the advice given to me—pretty early on in my career—by one of my own mentors. He challenged me to broaden my thinking beyond the day to day and to channel my energy into building trust and relationships with the associates I manage. He encouraged me to work at understanding their strengths and talents; to actively look for opportunities to expose them to new ways of thinking; and perhaps most importantly, to respect their fresh thinking and unique perspective. In doing so, I would be helping each of them maximize their own potential while helping the firm identify future leaders capable of carrying on our client-first philosophy. In the end, this is the most important role for any manager at T. Rowe Price. He called it a 'leadership legacy.'

Barbara Burdett,
Director of Global Business Solutions



A methodical approach to growing our capabilities means continually investing in global expertise

T. Rowe Price continues to grow around the world. But our approach to growth—in both new and more-established markets—is measured and thoughtful.

We invest in new capabilities, bolster our research coverage, broaden our service capabilities, and add locations with deliberate care in response to market opportunities and client needs.

The goal is to expand the firm's ability to serve clients over the long term while meeting their diverse needs today.

Together, Christine To, manager of the Hong Kong equity trading desk, and Ernest Yeung, portfolio manager, share 30 years of investment experience with T. Rowe Price.

PATIENT, THOUGHTFUL EXPANSION OVER TIME

When Chris Alderson, director of International Equity, describes the growth of our Hong Kong office, it's a story about steady, purposeful progress—from a small investment office to an Asian hub.

"As we have elsewhere in the world, we've added associates in Hong Kong parallel with the growth of the opportunity set in the region. And we anticipate we'll continue to grow those functions in the future. Our objective is to continue to meet our clients' needs in a seamless, consistent, and timely way."

Building a Hub in Asia

1987

The Hong Kong office officially opens as part of the firm's 50/50 joint venture with British banking company Robert Fleming and Co Ltd.

2004 to 2007

Our Asia-focused research team expands.

Our first Asia-domiciled director of research is appointed.

2009

The Hong Kong office grows to 20 associates, including a China-focused team, an expanded trading desk, and support staff.


1987
1989
2000
2004
2007
2009
2010
2011

1989

Then-portfolio manager Chris Alderson and dealer Christine To join our Rowe Price-Fleming International partners in Hong Kong.

2000

T. Rowe Price acquires the 50% of Rowe Price-Fleming International that we did not own and changes the firm's name to T. Rowe Price International, Inc.

The firm's office is located in Jardine House, a longtime anchor to Hong Kong's main business district adjacent to the harbor.

2010 to 2011

Associate hiring increases, including positions in fixed income trading and credit research, investment support, and client operations.

Total associate head count in Hong Kong reaches 38 at the end of 2011.

The Hong Kong equity trading desk, now managed by Christine To, trades in 13 Asian markets.



A persistent focus on long-term investing builds lasting value for investors

In the short term, predicting the next market move can be challenging—even for the most experienced investor. But when you take the long view, that same volatility often reveals opportunity.

Our investment approach, sustained throughout nearly 75 years of market ups and downs, is focused on turning opportunities into lasting value for clients.

This starts with a highly tenured investment team, supported by a strong global research platform, and a proven process—all of which help us pursue outperformance over the long term.

The firm's Asset Allocation Committee has met once a month for the past 21 years to set allocation targets for all of our asset allocation products.

The work of developing our target-date products began in the late 1980s. At the time, the firm had just begun building asset allocation portfolios, the first of which—the Spectrum Funds—launched in 1990.

Develop and refine

This led to the formation of the Asset Allocation Committee, composed of seasoned investment professionals from both the Fixed Income and Equity Divisions. The committee's task—as it remains today—was to set allocation targets for our asset allocation products.

Over the next several years, the firm continued to develop products and refine capabilities. Among the most important of these were robust quantitative modeling and portfolio analytic management systems.

Integrate and innovate

The next breakthrough came with the implementation of insights gained from behavioral research conducted in our retirement division. This led to additional innovation, such as the gradual shift in asset allocation throughout an investor's life, that helps turn inertia into the investor's long-term advantage.

Finally, in 2002, the firm bundled all of these capabilities into the T. Rowe Price Retirement Funds (and later the Retirement Date Trusts). It was the culmination of over a decade of discovery and collaboration. But it was not the end of the story.

Nine years later, our retirement portfolios represent $67 billion* in assets under management at T. Rowe Price. And, as ever, we continue to look for opportunities to innovate, always with the goal of building better long-term investments for our clients.

*As of 12/31/11

"We are constantly looking for new ways to apply existing capabilities. In the case of the Retirement Funds, the building blocks were developed over a decade or more, each in response to investor needs. But it wasn't until all of those blocks were in place—and the market began to embrace the target-date concept—that the full solution became obtainable. When that happened, however, we were ready with a product that helps investors better align their portfolios with their long-term needs and objectives."

Jerome Clark

portfolio manager in the T. Rowe Price Asset Allocation Group, responsible for the T. Rowe Price Retirement Funds


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Acting on our values makes a real difference for the people and communities we serve

Jamie Cassermere, a second-year Teach for America corps member, engages her students at Commodore John Rogers Elementary/Middle School in Baltimore.

The firm's long-term perspective extends beyond our work as an investment manager. It also informs our role as a corporate citizen.

From conducting business responsibly, to empowering the underserved, to expanding financial literacy and improving education, our global associates give their time and talent to serve the neighborhoods where we live and work.

In 2011, we completed our 10th Habitat for Humanity house; continued our practice of achieving LEED certification on all new construction; volunteered at Vida Jovem to brighten the day for youths from one of São Paulo, Brazil's most disadvantaged neighborhoods; and maintained our support of programs designed to improve children's financial literacy.

INVESTING IN EDUCATION LEADERSHIP

For a firm that consistently takes the long view, there is a no more appropriate place to invest than in classrooms—and in the future of our children and communities.

Over the last five years, the T. Rowe Price Foundation has averaged five million dollars in total giving each year, benefiting a broad range of programs and organizations. In 2011, a significant portion of giving, both from associates and the Foundation, was specifically directed to education and youth development programs.

"Investing in education fits well with who we are as a firm," says Meredith Callanan, director of Corporate Marketing and Communications and a trustee of the T. Rowe Price Foundation. "It is, by definition, a long-term commitment."

"Within education, we're focused where research shows we can have the most impact: early childhood education, teacher training, and school leadership development. That's why we've chosen to work with Ready At Five, Teach for America, and New Leaders for New Schools."

A commitment of time, energy, and financial support

Teacher training

Teach for America recruits exceptional college graduates to teach in low-income communities. After their two-year commitment, many corps members maintain a lifelong influence on education. Since beginning our partnership with Teach for America, Baltimore has become one of the organization's largest sites, with nearly 350 teachers.

Early childhood education

Ready At Five helps young Maryland children enter school ready to succeed. Its research-based curriculum program builds oral language and preliteracy skills for children in high-poverty schools.

School leadership development

New Leaders for New Schools is an innovative and rigorous program that recruits, trains, and equips highly motivated individuals to serve as principals in troubled urban schools. The goal is to develop leaders who can motivate teachers and students.

FINANCIAL INFORMATION

Selected Consolidated Financial Data

(in millions, except per-share data)

	2007	2008	2009	2010	2011
Net revenues	$ 2,228	$ 2,116	$ 1,867	$ 2,367	**$ 2,747**
Net operating income	$ 996	$ 849	$ 702	$ 1,037	**$ 1,227**
Net income	$ 671	$ 491	$ 434	$ 672	**$ 773**
Net cash provided by operating activities	$ 758	$ 742	$ 536	$ 733	**$ 948**
Per common share information					
Basic earnings	$ 2.53	$ 1.89	$ 1.69	$ 2.60	**$ 3.01**
Diluted earnings	$ 2.40	$ 1.81	$ 1.65	$ 2.53	**$ 2.92**
Cash dividends declared	$ 0.75	$ 0.96	$ 1.00	$ 1.08	**$ 1.24**
Weighted average common shares outstanding	264.8	259.3	255.9	257.2	**255.6**
Weighted average common shares outstanding assuming dilution	279.1	269.9	262.3	265.1	**263.3**
Balance sheet data at December 31					
Total assets	$ 3,177	$ 2,819	$ 3,210	$ 3,642	**$ 3,770**
Stockholders' equity	$ 2,777	$ 2,489	$ 2,882	$ 3,297	**$ 3,421**
Assets under management at December 31 (in billions)	$ 400.0	$ 276.3	$ 391.3	$ 482.0	**$ 489.5**

Common Stock Performance

Our common stock trades on The NASDAQ Global Select Market under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2006, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's website (standardandpoors.com).



$250
$200
$150
$100
$ 50
$ 0
TROW
$144
S&P 500
$ 99
$ 68
NASDAQ Financials
2006
2007
2008
2009
2010
2011

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated.



$80
$70
$60
$50
$40
$30
$54.97
$44.39
$50.07
$64.54
$66.42
$60.34
$47.77
$56.95
2010
2011

Dividends declared per share	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$ .27	$ .27	$ .27	$ .27	$ .31	$ .31	$ .31	$ .31

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. The other managed investment portfolios include separately managed accounts, subadvised funds, and other sponsored investment portfolios including common trust funds and mutual funds offered to investors outside the United States and through variable annuity life insurance plans. Investment advisory clients outside the United States account for 11% of our assets under management at December 31, 2011.

We manage a broad range of U.S., international and global stock, bond, and money market mutual funds and other investment portfolios, which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management affect our revenues and results of operations.

BACKGROUND

U.S. equity markets ended 2011 virtually unchanged from the end of 2010 despite experiencing wide trading ranges over the course of the year. Economic and geopolitical concerns weighed heavily on markets at times during the year and contributed to high volatility. The positive momentum in equity markets in late 2010 continued into 2011 as signs of an improving U.S. economy and the release of strong corporate earnings helped lift major indexes by the end of April to new highs not seen since March 2009. Equities began to fall in May and continued to decline through the summer, as the U.S. and European economies showed signs of weakening, the European debt crisis intensified and U.S. Congress struggled to reach an agreement on deficit reduction and raising the federal debt ceiling. The uncertainties surrounding these macro concerns combined with Standard & Poor's downgrade in August of the U.S. government's long-term sovereign credit rating led investors in search of less risky assets and increased selling pressure on markets through early October. Volatility in the markets continued through the end of the year, despite favorable U.S. economic data, as the bipartisan congressional super committee failed to reach a deficit reduction agreement and European leaders failed to develop a concrete plan to address their own debt crisis.

In this volatile environment, the global stock indexes produced flat to negative results. The S&P 500 Index of large-cap companies in leading industries of the U.S. economy returned 2.1% in 2011, while the NASDAQ Composite Index, which is heavily weighted with technology companies, was down 1.8% (excluding dividends), and the Russell 2000, which generally reflects smaller companies, decreased 4.2%. Performance for stock markets outside the U.S. was notably worse, although a strengthening U.S. dollar decreased the magnitude of the losses in dollar terms. In 2011, the MSCI EAFE Index, which measures the performance of mostly large-cap stocks in Europe, Australasia, and the Far East, produced an 11.7% loss while the MSCI Emerging Markets Index decreased 18.2%.

Despite the S&P downgrade, Treasury yields fell to historic lows in the third quarter of 2011 and prices rose as investors sought the safety of these securities in the wake of the equity market weakness, the intensifying European debt crisis, and slowing economic growth. To support the U.S. economy, the Federal Reserve announced in the third quarter of 2011 that it would keep the federal funds target rate near 0% until at least mid-2013, trade short-term Treasury holdings for longer-term issues, and resume mortgage-backed security purchases. Treasury yields ended the year below their levels at the end of 2010 as nervous global investors continued to seek out less risky investments. The yield on the benchmark 10-year U.S. Treasury at December 31, 2011, was 1.9%, a decrease of 141 basis points from the end of 2010.

Bonds produced positive overall returns in 2011, as strong gains among long-term government bonds compensated for lower returns in other categories. Municipal and corporate bonds did very well, while high yield securities trailed as solid returns in the first half of 2011 were followed by flat performance in the second half of 2011 as investors sought less risky assets.

For 2011, the Barclays Capital Municipal Bond Index returned 10.7%, the Barclays Capital U.S. Aggregate Index gained 7.8%, and the Credit Suisse High Yield Index was up 5.5%. A similar trend was seen in the non-U.S. bond markets though the gains were limited by a stronger U.S. dollar versus other currencies. The J.P. Morgan Emerging Markets Index Plus gained 9.2% in 2011, while the Barclays Capital Global Aggregate Ex-U.S. Dollar Bond Index was up 4.4%.

ASSETS UNDER MANAGEMENT

With an uncertain and volatile market environment as a backdrop, our assets under management increased $7.5 billion over the course of 2011 and ended the year at $489.5 billion. Net cash inflows from investors in 2011 of $14.1 billion were partially offset by market depreciation and distributions not reinvested of $6.6 billion. Assets under management (in billions) at the end of the year and changes over the year are detailed below.

December 31,	2009	2010	2011
ASSETS UNDER MANAGEMENT BY INVESTMENT PORTFOLIO			
T. Rowe Price mutual funds	$ 232.7	$ 282.6	$ 289.4
Other investment portfolios	158.6	199.4	200.1
Total	**$ 391.3**	**$ 482.0**	**$ 489.5**
ASSETS UNDER MANAGEMENT BY ASSET CLASS			
Stock and blended asset	$ 290.4	$ 360.6	$ 352.4
Fixed income portfolios	100.9	121.4	137.1
Total	**$ 391.3**	**$ 482.0**	**$ 489.5**

Year ended	2009	2010	2011
COMPONENTS OF CHANGES IN ASSETS UNDER MANAGEMENT			
Assets under management at beginning of year	$ 276.3	$ 391.3	$ 482.0
Net cash inflows			
Sponsored mutual funds in the U.S.	12.5	13.6	11.0
Other portfolios	10.2	16.7	3.1
	22.7	30.3	14.1
Net market gains (losses) and income	92.7	60.8	(5.8)
Mutual fund distributions not reinvested	(.4)	(.4)	(.8)
Increase during year	115.0	90.7	7.5
Assets under management at end of year	**$ 391.3**	**$ 482.0**	**$ 489.5**

Our 2009 and 2010 net cash inflows were sourced most significantly from third-party financial intermediaries and from institutional investors around the world, whereas net cash flows in 2011 were sourced primarily from third-party financial intermediaries. Our relative investment performance over much of this period and brand awareness contributed significantly to attracting net inflows to our firm.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts often involve costs that precede any future revenues that we may recognize from increases to our assets under management.

RESULTS OF OPERATIONS

In 2011, we changed the presentation of our consolidated statements of income. We are presenting distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds, previously included in administrative fees, as a separate line to enhance transparency of these fees. We also are presenting as a separate line the offsetting distribution and servicing costs, previously included in other operating expenses, paid to third-party financial intermediaries who source those share classes noted above. Investment income earned by our savings bank subsidiary, previously presented on its own, is being reported net of interest expense paid on savings bank deposits. The line was renamed net revenue of savings bank subsidiary and the details of this line are included in note 4 to the consolidated financial statements. All amounts for the comparable calendar years have been reclassified to conform to the 2011 presentation.

2011 versus 2010

Investment advisory revenues were up 15.9%, or $322.2 million, to $2.3 billion in 2011, as average assets under our management increased $74.5 billion to $497.1 billion. The average annualized fee rate earned on our assets under management was 47.3 basis points during 2011 compared to 48.0 basis points earned in 2010. The decrease in our average annualized fee rate is primarily a result of the $11.3 million increase in money market management fees voluntarily waived by the firm in order to maintain a positive yield for fund investors. The firm waived $36.4 million in money market fees in 2011 compared to $25.1 million in 2010. The firm expects that these fee waivers will continue in 2012.

Net revenues increased $379.9 million, or 16.0%, to $2.7 billion. Operating expenses were $1.5 billion in 2011, an increase of $189.5 million, or 14.2%. Overall, net operating income for 2011 increased $190.4 million, or 18.4%, to $1.2 billion. The increase in our average assets under management and resulting advisory revenue increased our operating margin for 2011 to 44.7% from 43.8% in 2010. Net income increased $101.0 million, or 15.0%, to $773.2 million from the 2010 period. Our diluted earnings per share on our common stock increased 15.4% to $2.92 from the $2.53 earned in 2010.

Revenues

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States were $1.6 billion in 2011, an increase of 15.3%, or $213.3 million, on higher average mutual fund assets. Average mutual fund assets in 2011 were $292.1 billion, an increase of 16.5% from the 2010 average. Mutual fund assets at December 31, 2011, were $289.4 billion, up $6.8 billion from the end of 2010.

Net inflows to the mutual funds during 2011 were $11.0 billion. These net inflows include $7.5 billion that originated in our target-date retirement funds, which in turn invest in a broadly diversified portfolio of other Price funds, and automatically rebalance to maintain their specific asset allocation weightings. Net cash inflows of $6.6 billion were added to our stock and blended asset funds, $3.9 billion to our bond funds, and $.5 billion were added to our money market funds. The Overseas Stock, International Stock, New America Growth, Emerging Markets Stock, and New Income funds each added more than $1.2 billion in net inflows for a combined total of $6.8 billion. Fund net inflow amounts in 2011 are presented net of $1.4 billion that was transferred to the other investment portfolios during the year. Market depreciation and income not reinvested lowered our mutual fund assets under management by $4.2 billion in 2011.

Investment advisory revenues earned on the other investment portfolios that we manage increased $108.9 million, or 17.2%, to $741.4 million. Average assets in these portfolios were $205.0 billion during 2011, an increase of $33.2 billion, or 19.3%, from the 2010 year. Ending assets at December 31, 2011, were $200.1 billion, an increase of $.7 billion from the end of 2010. Net inflows into these portfolios in 2011 were $3.1 billion. We experienced strong cash inflows into our subadvised funds from third-party intermediaries, into our fixed income portfolios from institutional investors, and into our other sponsored portfolios during the year. These inflows were partially offset by outflows from our equity portfolios by a few institutional investors that were reducing risk in their portfolios in the wake of the volatile market environment experienced in 2011. Lower market valuations reduced assets under management in these portfolios by $2.4 billion.

Administrative fees increased $26.9 million to $321.2 million in 2011. The increase is attributable to our mutual fund servicing activities and defined contribution recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds were $74.6 million in 2011, an increase of $31.4 million from 2010. The increase includes $7.3 million recognized on greater assets under management in these share classes, and $24.1 million earned primarily on R class shares in the last nine months of 2011 for which the comparable 2010 fees were netted against related distribution and servicing costs. The 12b-1 fees earned are offset entirely by the cost paid to third-party intermediaries who source these assets. These costs are reported as distribution and servicing costs on the face of the consolidated income statements.

Operating expenses

Compensation and related costs were $969.8 million, an increase of $109.4 million, or 12.7%, compared to 2010. The largest part of the increase is attributable to a $46.9 million increase in salaries and related benefits, which results from a 5.6% annual increase in our average staff size. The 2011 change also includes a $36.4 million increase in our annual variable compensation programs. Greater use of outside contractors to meet growing business demands increased our 2011 costs by $11.2 million. The remainder of the change from 2010 is attributable to higher non-cash stock-based compensation expense and other employee related costs. At December 31, 2011, we employed 5,255 associates, an increase of 4.0% from the end of 2010, to support both business growth and added capabilities.

Advertising and promotion expenditures were $90.8 million, up $3.9 million, or 4.5%, compared to 2010. We currently estimate that advertising and promotion expenditures for 2012 will increase modestly from 2011 levels. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base globally.

Occupancy and facility costs together with depreciation expense increased $15.3 million, or 8.9%, versus 2010. The change includes the impact of placing our new technology support facility into service in February 2011, as well as the added costs to update our technology capabilities, including related maintenance programs, to meet increasing business demands.

Other operating expenses increased $29.5 million, or 17.5%, from 2010. The charitable contribution made to the T. Rowe Price Foundation in 2011 was higher than in 2010, and we increased our spending on professional fees, information and other third-party services, and travel to meet increasing business demands. The increases in these costs were offset by the $16.4 million charge incurred in 2010 from the one-time contribution made to certain money market funds that did not reoccur in 2011.

Non-operating investment income

Our non-operating investment income, which includes interest income as well as the recognition of investment gains and losses, was down $9.8 million from the 2010 period. This decrease is primarily due to the 2010 period including $7.6 million in gains realized on the sale of certain mutual fund investments and $2.2 million recognized in early 2010 on the settlement and valuation of the forward contracts used to hedge the foreign currency exposure associated with our investment in UTI Asset Management Company Limited (UTI). The 2011 period includes $6.4 million in net earnings from our investment in UTI, an increase of $1.1 million over the earnings recognized in 2010.

Provision for income taxes

Our effective tax rate for 2011 is 38.2% as compared to 37.2% in 2010. The increase is primarily attributable to higher effective state tax rates as well as greater discrete tax benefits recognized in 2010 from the settlement of state income tax positions and the firm's international reorganization. The firm currently estimates its effective tax rate for 2012 will be about 37.7%.

2010 versus 2009

Investment advisory revenues were up 31.1%, or $480.7 million, to $2.0 billion in 2010, as average assets under our management increased $101.3 billion to $422.6 billion. The average annualized fee rate earned on our assets under management was 48.0 basis points during 2010, virtually unchanged from the 48.1 basis points earned in 2009, including the effect of the voluntary fee waivers made to our money market funds.

Net revenues increased $499.8 million, or 26.8%, to nearly $2.4 billion. Operating expenses were $1.3 billion in 2010, an increase of $164.9 million, or 14.1%. This increase includes the $16.4 million charge related to the one-time contribution made to certain of our money market funds. Overall, net operating income for 2010 increased $334.9 million, or 47.7%, to more than $1.0 billion. The increase in our average assets under management and resulting advisory revenue increased our operating margin for 2010 to 43.8% from 37.6% for 2009. We recognized non-operating investment income of $33.5 million in 2010 compared to investment losses in 2009 of $12.7 million. The 2009 year included $36.1 million in other than temporary impairment charges recognized in the first quarter on our investments in sponsored mutual funds. Net income increased $238.6 million, or 55%, to $672.2 million from the 2009 period resulting in diluted earnings per share on our common stock to increase 53% to $2.53 from the $1.65 earned in 2009.

Revenues

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 30.5%, or $326.0 million, to nearly $1.4 billion. Average mutual fund assets in 2010 were $250.8 billion, an increase of 30.8% from the 2009 average.

Net inflows to the mutual funds during 2010 were $13.6 billion, including $5.9 billion originating in our target-date Retirement Funds. Fund net inflow amounts in 2010 are presented net of $1.0 billion that was transferred to our target-date retirement trusts from the Retirement Funds. Our bond funds had net inflows of $7.7 billion. The New Income Fund had net inflows of $2.2 billion and the Short-Term Bond Fund added $1.4 billion. The stock and blended asset funds added $6.3 billion of net inflows, including $1.4 billion into the Value Fund. The Mid-Cap Value, Equity Income, Institutional Large-Cap Growth, and Dividend Growth funds each added more than $500 million for a combined total of $2.2 billion in net inflows. The money market funds had net outflows of $400 million. Higher market valuations and income increased fund assets by $36.3 billion.

Investment advisory revenues earned on the other investment portfolios that we manage increased $154.7 million, or 32.4%, to $632.5 million. Average assets in these portfolios were $171.8 billion during 2010, an increase of $42.3 billion, or 32.7%, from the 2009 year. Net inflows primarily from institutional investors and third-party financial intermediaries were $16.7 billion, while market appreciation and income added $24.1 billion. These net inflows were invested primarily in our equity mandates, though we also saw strong demand for our fixed income strategies. Net inflows include a transfer of $1.0 billion from the target-date retirement funds.

Administrative fees increased $6.5 million to $294.3 million in 2010. Increases in our mutual fund servicing and defined contribution plan revenues of $10.2 million were offset by a $3.7 million decrease in brokerage fees due to a reduction in per-trade commissions charged beginning July 1, 2010, to customers with substantial assets. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Distribution and servicing fees earned from 12b-1 plans of the Advisor and R classes of our sponsored mutual fund shares were $43.2 million in 2010, an increase of $12.2 million from 2009. We recognized higher fees in 2010 on greater assets under management in these share classes. Changes in these fees are offset by an equal increase in the distribution and servicing costs paid to those third-party financial intermediaries that distribute these assets.

Operating expenses

Compensation and related costs, increased $87.0 million, or 11.2%, compared to 2009. The largest part of the change is attributable to a $63.9 million increase in our annual variable compensation programs. Greater use of outside contractors increased our 2010 costs by $14.1 million with the remainder of the change primarily attributable to higher other employee benefits and employee related costs. At December 31, 2010, we employed 5,052 associates, an increase of 5.2% from the end of 2009, to support both business growth and added capabilities.

Advertising and promotion expenditures were up $13.7 million, or 18.7%, compared to 2009 in response to investor interest in recovering markets over the 2010 period.

Distribution and servicing costs paid to third-party financial intermediaries that distribute our Advisor and R classes of mutual fund shares increased $12.2 million from 2009, as average assets under management in these classes was greater. These costs are offset by an equal increase in our distribution and servicing fees earned from 12b-1 plans of these classes, as discussed above.

Occupancy and facility costs together with depreciation expense increased $4.1 million, or 2.4%, versus 2009. The amount of office space occupied, and the operating costs of our facilities have all risen to meet increased business demands. These increasing business demands have also led us to upgrade our technology capabilities and related maintenance programs.

Other operating expenses increased $47.9 million, or 39.7%, from 2009. This increase includes a $16.4 million charge related to the one-time contribution made to certain money market funds to offset the effects of cumulative net losses realized in recent years. The remainder of the increase relates to higher consulting fees, travel costs, and other professional services, incurred to meet increasing business demands.

Non-operating investment income (loss)

Our non-operating investment income activity resulted in a net gain of $33.5 million in 2010, compared to a net loss of $12.7 million in the 2009 period. This change of $46.2 million includes $36.1 million in other than temporary impairments recognized on our investments in sponsored mutual funds in 2009. The change also includes $1.3 million in more gains recognized in the 2010 period for the settlement and valuation of a series of non-deliverable forward contracts used to economically hedge the foreign currency exposure associated with the UTI acquisition price and $5.3 million in net earnings from our investment in UTI.

Provision for income taxes

The 2010 provision for income taxes as a percentage of pretax income is 37.2%. The 2010 income tax provision includes nonrecurring discrete benefits of .4% related to the settlement of prior years state income tax positions and .2% from the firm's reorganization of its international entities, which was completed to help realize additional operational efficiencies.

CAPITAL RESOURCES AND LIQUIDITY

During 2011, stockholders' equity increased from $3.3 billion to $3.4 billion. We repurchased nearly 8.7 million common shares for $479.7 million in 2011 from existing cash balances and cash generated from operations. Tangible book value is $2.8 billion at December 31, 2011, and our cash and cash equivalents and our mutual fund investment holdings total nearly $1.7 billion. Given the availability of these financial resources, we do not maintain an available external source of liquidity.

At December 31, 2011, we had outstanding commitments to make additional contributions totaling $42.5 million to various investment partnerships in which we have an existing investment. We presently anticipate funding 2012 property and equipment expenditures of about $100 million from our cash balances and operating cash inflows.

2011 versus 2010

Operating activities during 2011 provided cash flows of $948.4 million, up $215.6 million from 2010, including a $101.0 million increase in net income. The increase also includes an $81.7 million change in the timing differences in the cash settlement of our income taxes, accounts receivable and accrued revenues and payables, and accrued liabilities.

Net cash used in investing activities totaled $165.0 million, down $111.9 million from the 2010 period. Cash flows in 2010 included $143.6 million in cash used to purchase our 26% equity interest in UTI. We spent $35.7 million less in property and equipment expenditures in 2011 compared to 2010 due to the construction of our technology support facility being substantially complete at the end of 2010. These reductions in cash used in 2011 were offset by an increase of $57.0 million in net investments made into our sponsored mutual funds compared to the 2010 period.

Net cash used in financing activities was $698.6 million in 2011, up $312.5 million from the 2010 period. We increased our stock repurchases by expending $239.7 million more in 2011 compared to the 2010 year. Dividends paid during 2011 increased $39.0 million from the 2010 period due primarily to a $.04 increase in our quarterly per-share dividend. The impact of dividends paid and stock repurchases was greater in 2011, as proceeds related to our stock-based compensation plans decreased $47.8 million on reduced exercise activity.

2010 versus 2009

Operating activities during 2010 provided cash flows of $732.8 million, up $197.2 million from 2009, including a $238.6 million increase in net income. Cash flows in 2009 also included the impact of $36.1 million in other than temporary impairments of our investments in sponsored mutual funds that did not recur in 2010.

Net cash used in investing activities totaled $276.9 million, up $110.2 million from the 2009 period, primarily from the purchase of a 26% equity interest in UTI for $142.4 million plus related transaction costs incurred in the 2010 period of $1.2 million. We spent $15.9 million less in property and equipment expenditures in 2010 compared to 2009 due to the construction of our two new facilities in Owings Mills, Maryland being completed in late 2009.

Net cash used in financing activities was $386.1 million in 2010, up $141.4 million from the 2009 period. We increased our stock repurchases by expending $169.0 million more in 2010 compared to the 2009 year. Dividends paid during 2010 increased $22.0 million from the 2009 period due primarily to a $.02 increase in our quarterly per-share dividend. These uses of cash were offset by $35.3 million more in cash proceeds from option exercises compared to 2009 as the higher market valuations of our common stock experienced in 2010 led employees to exercise.

CONTRACTUAL OBLIGATIONS

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2011. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are generally of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2012 and future years. The information also excludes the $4.7 million of uncertain tax positions discussed in Note 9 to our consolidated financial statements because it is not possible to estimate the time period in which a payment might be made to the tax authorities.

	Total	2012	2013-14	2015-16	Later
Noncancelable operating leases	$ 185	$ 31	$ 63	$ 57	$ 34
Other purchase commitments	160	112	38	10	—
Total	**$ 345**	**$ 143**	**$ 101**	**$ 67**	**$ 34**

We also have outstanding commitments to fund additional contributions to investment partnerships in which we have an existing investment totaling $42.5 million at December 31, 2011.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2011 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other than temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss as a component of comprehensive income within the statement of stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

In determining whether a mutual fund holding is other than temporarily impaired, we consider many factors, including the duration of time it has existed, the severity of the impairment, any subsequent changes in value, and our intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value. Subject to the other considerations noted above, with respect to duration of time, we believe a mutual fund holding with an unrealized loss that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other than temporary loss that we will recognize in our statement of income if the impairment is caused by a change in credit quality that affects our ability to recover our amortized cost or if we intend to sell the security or believe that it is more likely than not that we will be required to sell the security before recovering cost. Minor impairments of 5% or less are generally considered temporary.

Other than temporary impairments of equity method investments. We evaluate our equity method investments, including our investment in UTI, for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

Goodwill. We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit—our investment advisory business.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business (our market capitalization) exceeds our carrying amount (our stockholders' equity) and, therefore, no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

Stock options. We recognize stock option-based compensation expense in our consolidated statement of income using a fair value based method. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading and are of longer duration. The Black-Scholes option-pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determination of our annual provision is subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, we recognize additions to, or reductions of, income tax expense during a reporting period that pertain to prior period provisions as our estimated liabilities are revised and actual tax returns and tax audits are settled. We recognize any such prior period adjustment in the discrete quarterly period in which it is determined.

NEWLY ISSUED BUT NOT YET ADOPTED ACCOUNTING GUIDANCE

In May 2011, the FASB issued amended guidance clarifying how to measure and disclose fair value. We do not believe the adoption of such amended guidance on January 1, 2012, will have a significant effect on our consolidated financial statements.

We have also considered all other newly issued accounting guidance that is applicable to our operations and the preparation of our consolidated statements, including that which we have not yet adopted. We do not believe that any such guidance will have a material effect on our financial position or results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following table (in millions) presents the equity price risk from investments in sponsored mutual funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year-end using each fund's lowest net asset value per share during 2011. In considering this presentation, it is important to note that: not all funds experienced their lowest net asset value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2011	Percentage of portfolio	Potential lower value	Percentage of portfolio	Potential loss	
Stock and blended asset funds	$ 417.9	55%	$ 377.7	53%	$ 40.2	10%
Bond funds	346.6	45%	338.7	47%	7.9	2%
	$ 764.5	**100%**	**$ 716.4**	**100%**	**$ 48.1**	**6%**

The comparable potential loss of value presented in our 2010 annual report was $109.1 million on sponsored mutual fund investments of $747.9 million. During 2011, we actually experienced net unrealized losses of $40.2 million.

Because our fund holdings are considered available-for-sale securities, we recognize unrealized losses that are considered temporary in other comprehensive income. We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $206.3 million at December 31, 2011, including our $144.8 million equity investment in UTI. Given the nature of UTI's business, should conditions deteriorate in markets in which they operate, we are at risk for loss up to our carrying amount. In addition, our investment in UTI exposes us to foreign currency risk related to translating our proportionate share of their financial statements, which are denominated in Indian rupees (INR), to U.S. dollars (USD) each reporting period. We do not use derivative financial instruments to manage this foreign currency risk, so both positive and negative fluctuations in the INR against the USD will affect accumulated other comprehensive income and the carrying amount of our investment. Our cumulative translation loss, net of tax, at December 31, 2011, was $5.6 million.

We operate in several foreign countries of which the United Kingdom is the most prominent. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in USD. We do not believe that foreign currency fluctuations materially affect our results of operations.

FORWARD-LOOKING INFORMATION

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to: our revenues, net income, and earnings per share on common stock; changes in the amount and composition of our assets under management; our expense levels; our estimated effective income tax rate; and our expectations regarding financial markets, future transactions, dividends, investments, capital expenditures, and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A, Risk Factors, of the Form 10-K Annual Report. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in global financial markets that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements. Non-operating investment income (loss) will also fluctuate primarily due to the size of our investments, changes in their market valuations, and any other than temporary impairments that may arise or, in the case of our equity method investments, our proportionate share of the investee's net income.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, stock option grants, other incentive awards, changes in our employee count and mix, and competitive factors; any goodwill or other asset impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in millions, except share data)

December 31,	2010	2011
ASSETS		
Cash and cash equivalents (Notes 1 and 6)	$ 813.1	**$ 897.9**
Accounts receivable and accrued revenue (Note 2)	307.9	**304.5**
Investments in sponsored mutual funds (Notes 3 and 6)	747.9	**764.5**
Debt securities held by savings bank subsidiary (Notes 4 and 6)	184.7	**198.4**
Other investments (Notes 5 and 6)	209.7	**206.3**
Property and equipment (Note 7)	560.3	**567.4**
Goodwill	665.7	**665.7**
Other assets (Notes 8 and 9)	152.7	**165.6**
Total assets	$ 3,642.0	**$ 3,770.3**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 79.4	**$ 82.9**
Accrued compensation and related costs	71.9	**63.2**
Income taxes payable (Note 9)	33.8	**30.0**
Customer deposits at savings bank subsidiary (Note 4)	160.4	**173.5**
Total liabilities	345.5	**349.6**
Commitments and contingent liabilities (Notes 5, 7 and 13)		
Stockholders' equity (Notes 10, 12 and 13)		
Preferred stock, undesignated, $.20 par value—authorized and unissued 20,000,000 shares	—	—
Common stock, $.20 par value—authorized 750,000,000; issued 258,760,000 shares in 2010 and 253,272,000 shares in 2011	51.7	**50.7**
Additional capitial in excess of par value	506.3	**502.0**
Retained earnings	2,599.4	**2,765.2**
Accumulated other comprehensive income	139.1	**102.8**
Total stockholders' equity	3,296.5	**3,420.7**
Total liabilities and stockholders' equity	$ 3,642.0	**$ 3,770.3**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(in millions, except earnings per share)

Year ended December 31,	2009	2010	2011
REVENUES			
Investment advisory fees (Note 2)	$ 1,546.1	$ 2,026.8	**$ 2,349.0**
Administrative fees (Note 2)	287.8	294.3	**321.2**
Distribution and servicing fees (Note 2)	31.0	43.2	**74.6**
Net revenue of savings bank subsidiary (Note 4)	2.5	2.9	**2.3**
Net revenues	1,867.4	2,367.2	**2,747.1**
OPERATING EXPENSES			
Compensation and related costs (Notes 7, 10 and 13)	773.4	860.4	**969.8**
Advertising and promotion	73.2	86.9	**90.8**
Distribution and servicing costs	31.0	43.2	**74.6**
Depreciation and amortization of property and equipment	65.2	62.6	**72.0**
Occupancy and facility costs (Note 7)	102.4	109.1	**115.0**
Other operating expenses	120.6	168.5	**198.0**
Total operating expenses	1,165.8	1,330.7	**1,520.2**
NET OPERATING INCOME	701.6	1,036.5	**1,226.9**
Non-operating investment income (loss)	(12.7)	33.5	**23.7**
Income before income taxes	688.9	1,070.0	**1,250.6**
Provision for income taxes (Note 9)	255.3	397.8	**477.4**
Net income	$ 433.6	$ 672.2	**$ 773.2**
EARNINGS PER SHARE ON COMMON STOCK (NOTE 11)			
Basic	$ 1.69	$ 2.60	**$ 3.01**
Diluted	$ 1.65	$ 2.53	**$ 2.92**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Year ended December 31,	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 433.6	$ 672.2	$ **773.2**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	65.2	62.6	**72.0**
Stock-based compensation expense	89.1	89.5	**98.7**
Intangible asset amortization	.5	.4	**.4**
Other than temporary impairments of investments in sponsored mutual funds	36.1	—	—
Changes in accounts receivable and accrued revenue	(69.3)	(62.5)	**2.8**
Changes in payables and accrued liabilities	(15.6)	26.7	**(4.9)**
Other changes in assets and liabilities	(4.0)	(56.1)	**6.2**
Net cash provided by operating activities	**535.6**	**732.8**	**948.4**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in UTI Asset Management Company Limited	—	(143.6)	—
Investments in sponsored mutual funds	(74.3)	(26.3)	**(62.2)**
Dispositions of sponsored mutual funds	56.6	21.2	**.1**
Investments in debt securities held by savings bank subsidiary	(62.3)	(55.7)	**(65.0)**
Proceeds from debt securities held by savings bank subsidiary	53.0	53.6	**52.0**
Other investments made	(7.1)	(11.3)	**(9.4)**
Proceeds from other investments	1.3	3.2	**1.8**
Additions to property and equipment	(133.9)	(118.0)	**(82.3)**
Net cash used in investing activities	**(166.7)**	**(276.9)**	**(165.0)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common stock	(71.0)	(240.0)	**(479.7)**
Common share issuances under stock-based compensation plans	47.7	83.0	**50.6**
Excess tax benefits from stock-based compensation plans	32.0	50.7	**35.3**
Dividends	(256.9)	(278.9)	**(317.9)**
Change in savings bank subsidiary deposits	3.5	(.9)	**13.1**
Net cash used in financing activities	**(244.7)**	**(386.1)**	**(698.6)**
CASH AND CASH EQUIVALENTS			
Net change during year	124.2	69.8	**84.8**
At beginning of year	619.1	743.3	**813.1**
At end of year	**$ 743.3**	**$ 813.1**	**$ 897.9**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(shares in thousands; dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2008	**256,856**	**$ 51.4**	**$ 363.7**	**$ 2,086.8**	**$ (13.1)**	**$ 2,488.8**
Comprehensive income						
Net income				433.6		433.6
Net unrealized holding gains, net of tax					115.0	115.0
Total comprehensive income						548.6
Dividends				(256.9)		(256.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	3,660	.7	48.0			48.7
Restricted shares issued, net of shares withheld for taxes	257	.1	(.7)			(.6)
Shares issued upon vesting of restricted stock units	52	.0	(.4)			(.4)
Forfeiture of restricted awards	(21)	.0	.0			.0
Net tax benefits			31.9			31.9
Stock-based compensation expense			89.1			89.1
Common shares repurchased	(2,270)	(.5)	(43.1)	(23.4)		(67.0)
Balances at December 31, 2009	**258,534**	**51.7**	**488.5**	**2,240.1**	**101.9**	**2,882.2**
Comprehensive income						
Net income				672.2		672.2
Net unrealized holding gains, net of tax					33.6	33.6
Currency translation adjustment, net of tax					3.6	3.6
Total comprehensive income						709.4
Dividends				(278.9)		(278.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	4,933	1.0	85.5			86.5
Restricted shares issued, net of shares withheld for taxes	234	.0	(1.8)			(1.8)
Shares issued upon vesting of restricted stock units	71	.0	(1.3)			(1.3)
Forfeiture of restricted awards	(14)	.0	.0			.0
Net tax benefits			50.9			50.9
Stock-based compensation expense			89.5			89.5
Common shares repurchased	(4,998)	(1.0)	(205.0)	(34.0)		(240.0)
Balances at December 31, 2010	**258,760**	**51.7**	**506.3**	**2,599.4**	**139.1**	**3,296.5**
Comprehensive income						
Net income				773.2		**773.2**
Net unrealized holding losses, net of tax					(27.1)	**(27.1)**
Currency translation adjustment, net of tax					(9.2)	**(9.2)**
Total comprehensive income						**736.9**
Dividends				(317.9)		**(317.9)**
Common stock-based compensation plans activity						
Shares issued upon option exercises	2,920	.6	54.1			**54.7**
Restricted shares issued, net of shares withheld for taxes	224	.1	(3.0)			**(2.9)**
Shares issued upon vesting of restricted stock units	92	.0	(1.5)			**(1.5)**
Forfeiture of restricted awards	(29)	.0	.0			—
Net tax benefits			35.9			**35.9**
Stock-based compensation expense			98.7			**98.7**
Common shares repurchased	(8,695)	(1.7)	(188.5)	(289.5)		**(479.7)**
Balances at December 31, 2011	**253,272**	**$ 50.7**	**$ 502.0**	**$ 2,765.2**	**$ 102.8**	**$ 3,420.7**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including distribution, mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; brokerage; and trust services.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States. These principles require that we make certain estimates and assumptions. Actual results may vary from our estimates.

In 2011, we changed the presentation of our consolidated statements of income. We are presenting distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds, previously included in administrative fees, as a separate line to enhance transparency of these fees. We also are presenting as a separate line the offsetting distribution and servicing costs, previously included in other operating expenses, paid to third-party financial intermediaries who source those share classes noted above. Investment income earned by our savings bank subsidiary, previously presented on its own, is being classified net of interest expense paid on savings bank deposits. The line was renamed net revenue of savings bank subsidiary and the details of this line are included in note 4 to the consolidated financial statements. All amounts for the comparable calendar years have been reclassified to conform to the 2011 presentation.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation.

We are not the primary beneficiary, and do not consolidate the accounts, of a high-yield collateralized bond obligation (CBO) that held assets of $5.4 million at December 31, 2011. This variable interest entity is a non-recourse, limited liability company for which we are the collateral manager and receive related investment advisory fees. We recognized the full impairment of our investment in this CBO in 2002 and do not expect to recognize any future gains or losses from this investment.

CASH EQUIVALENTS

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

INVESTMENTS IN SPONSORED MUTUAL FUNDS

We value our investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date, and generally classify these holdings as available-for-sale. Changes in net unrealized holding gains on these investments are recognized in accumulated other comprehensive income.

We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income whenever an unrealized loss is considered other than temporary. In determining whether a mutual fund holding is other then temporarily impaired we consider many factors, including the duration of time it has existed, the severity of the impairment, any subsequent changes in value and our intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value. Subject to the other considerations noted above, with respect to duration of time, we believe a mutual fund holding with an unrealized loss that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment. We may also recognize an other than temporary loss if particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

DEBT SECURITIES HELD BY SAVINGS BANK SUBSIDIARY

Our investments in marketable debt securities, including mortgage- and other asset-backed securities held by our savings bank subsidiary, are classified as available-for-sale and reported at fair value. Changes in net unrealized holding gains on these debt securities are recognized in accumulated other comprehensive income.

These debt securities are generally traded in the over-the-counter market. Securities with remaining maturities of one year or more at the time of acquisition are valued by us based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with remaining maturities of less than one year at the time of acquisition generally are valued at amortized cost, which approximates fair value; however, if amortized cost is deemed not to reflect fair value, such securities are valued by us based generally on prices furnished by dealers who make markets in such securities or by an independent pricing service. Our investment valuation policies, methods and sources are the same as those employed by the sponsored mutual funds to price similar investment holdings.

We review the carrying amount of each investment on a quarterly basis. We will recognize an impairment charge in non-operating investment income if the impairment is caused by a change in credit quality that affects our ability to recover our amortized cost. An impairment charge will also be taken if we intend to sell the security before its maturity, which generally correlates to the maturities of our customer deposits, or if we believe that it is more likely than not that, we will be required to sell the security before recovering cost.

OTHER INVESTMENTS

We classify some investments in sponsored mutual funds made at fund formation as trading because they are expected to be held for only a short period of time.

Investments that give us the ability to exercise significant influence over the operating and financial policies of the investee are recognized using the equity method of accounting. The carrying value of these investments are adjusted to reflect our proportionate share of income or loss, any unrealized gain or loss resulting from the translation of foreign denominated financial statements into U.S. dollars and dividends received. Our proportionate share of income or loss is included in non-operating investment income (loss) in the consolidated statements of income. As permitted under existing accounting guidance, we adopted a policy by which we recognize our share of UTI Asset Management Company Limited's (UTI) earnings on a quarter lag as current financial information is not available in a timely manner.

We evaluate our equity method investments for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

Those other investments to which we do not exercise significant influence over the operating and financial policies of the investee are recognized using the cost method of accounting.

CONCENTRATIONS OF RISK

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.4 years; buildings and improvements, 32.1 years; leasehold improvements, 8.6 years; furniture and other equipment, 6.6 years; and leased land, 99 years.

GOODWILL

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit—our investment advisory business.

REVENUE RECOGNITION

Fees for investment advisory services, which are based on a percentage of assets under management, and related administrative services that we provide to investment advisory clients, including our sponsored mutual funds, are recognized in the period that our services are provided.

Our assets under management are valued in accordance with a valuation and pricing policy that defines the valuation and pricing processes for each major type of investment held in our sponsored mutual funds and other client investment portfolios. Fair values used in our processes are primarily determined from quoted market prices, prices furnished by dealers who make markets in such securities, or from data provided by an independent pricing service that considers yield or price of investments of comparable quality, coupon, maturity, and type. Investments for which market prices are not readily available are not a material portion of our total assets under management.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that source these share classes.

We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

Taxes billed to our clients based on our fees for services rendered are not included in revenues.

ADVERTISING

Costs of advertising are expensed the first time that the advertising takes place.

STOCK AWARDS AND OPTIONS

Our stockholders have approved the 2001 and 2004 Stock Incentive Plans under which we have issued restricted shares and restricted stock units that convert to shares after vesting. Vesting of these awards generally occurs over a four to five-year graded schedule. All restricted shareholders and restricted stock unit holders receive non-forfeitable cash dividends and cash dividend-equivalents, respectively, on our dividend payable date.

Under the two stockholder approved employee plans (the 2001 and 2004 Stock Incentive Plans), we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees. Vesting of our employee option grants is based solely on the individual continuing to render service and generally occurs over a five- to six-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant.

We semiannually grant options with a maximum term of 10 years, restricted shares and restricted stock units to non-employee directors under the stockholder approved 2007 plan. These grants vest over six months to one year, and in the case of restricted stock units are settled upon the non-employee directors' departure from the board. Non-employee directors holding restricted shares receive non-forfeitable dividends while restricted stock unit holders are issued non-forfeitable dividend equivalents in the form of vested stock units on our dividend payable date.

We recognize the grant-date fair value of these awards as compensation expense ratably over the awards service period. The expense recognized includes an estimate of awards that will be forfeited. The restricted shares and units are valued on the grant-date using the closing market price of our common stock. We used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted-average		
	2009	2010	2011
Grant-date fair value per option awarded, including reload grants	$ 10.07	$ 14.26	**$ 17.94**
Assumptions used:			
Expected life in years	6.7	6.7	**6.9**
Expected volatility	32%	32%	**33%**
Dividend yield	2.4%	2.1%	**1.9%**
Risk-free interest rate	2.5%	2.7%	**2.2%**

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as our expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

EARNINGS PER SHARE

We compute our basic and diluted earnings per share under the two-class method, which considers our outstanding restricted stock and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock.

COMPREHENSIVE INCOME

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income, the change in net unrealized security holding gains (losses), after income taxes (tax benefits), and the change in the currency translation adjustment, after income taxes (tax benefits).

Notes to Consolidated Financial Statements

NOTE 1 – CASH EQUIVALENTS

Cash equivalent investments in our sponsored money market mutual funds aggregate $726.9 million at December 31, 2010, and $823.2 million at December 31, 2011. Dividends earned on these investments totaled $1.6 million in 2009, $.1 million in 2010, and $.1 million in 2011.

NOTE 2 – INFORMATION ABOUT RECEIVABLES, REVENUES, AND SERVICES

Accounts receivable from our sponsored mutual funds for advisory fees and advisory-related administrative services aggregate $154.0 million at December 31, 2010, and $155.9 million at December 31, 2011.

Revenues (in millions) from investment advisory services provided under agreements with our sponsored mutual funds and other investment clients include:

	2009	2010	2011
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 843.7	$ 1,116.3	$ 1,304.5
Bond and money market	224.6	278.0	303.1
	1,068.3	1,394.3	1,607.6
Other portfolios			
Stock and blended asset	391.6	514.4	604.8
Bond, money market, and stable value	86.2	118.1	136.6
	477.8	632.5	741.4
Total	**$ 1,546.1**	**$ 2,026.8**	**$ 2,349.0**

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn advisory fees.

	Average during			December 31,	
	2009	2010	2011	2010	2011
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 139.5	$ 184.7	$ 217.6	$ 212.4	$ 211.7
Bond and money market	52.3	66.1	74.5	70.2	77.7
	191.8	250.8	292.1	282.6	289.4
Other portfolios					
Stock and blended asset	93.3	126.2	149.6	148.2	140.7
Bond, money market, and stable value	36.2	45.6	55.4	51.2	59.4
	129.5	171.8	205.0	199.4	200.1
Total	**$ 321.3**	**$ 422.6**	**$ 497.1**	**$ 482.0**	**$ 489.5**

Investors that we serve are primarily domiciled in the United States of America; investment advisory clients outside the United States account for 11% of our assets under management at December 31, 2011.

Fees for advisory-related administrative and distribution services provided to our sponsored mutual funds were $249.9 million in 2009, $266.8 million in 2010, and $321.6 million in 2011.

NOTE 3 – INVESTMENTS IN SPONSORED MUTUAL FUNDS

These investments (in millions) at December 31 include:

	Aggregate cost	Unrealized holding gains	Unrealized holding losses	Aggregate fair value
2010				
Stock and blended asset funds	$ 281.7	$ 178.6	$ —	$ 460.3
Bond funds	248.5	39.1	$ —	287.6
Total	**$ 530.2**	**$ 217.7**	**$ —**	**$ 747.9**
2011				
Stock and blended asset funds	$ 281.7	$ 137.0	$ (.8)	$ 417.9
Bond funds	310.6	38.5	(2.5)	346.6
Total	**$ 592.3**	**$ 175.5**	**$ (3.3)**	**$ 764.5**

The unrealized holding losses at December 31, 2011, are attributable to ten fund holdings with an aggregate fair value of $86.3 million and are considered temporary.

Dividends, excluding capital gain distributions, earned on sponsored mutual fund investments totaled $9.8 million in 2009, $10.3 million in 2010, and $10.6 million in 2011.

NOTE 4 – SAVINGS BANK SUBSIDIARY

DEBT SECURITIES

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, which are accounted for as available-for-sale. The following table (in millions) details the components of these investments at December 31.

	2010		2011	
	Fair value	Unrealized holding gains (losses)	Fair value	Unrealized holding gains (losses)
Investments with temporary impairment (43 securities in 2011) of				
Less than 12 months	$ 25.0	$ (.4)	$ 22.8	$ (.2)
12 months or more	6.1	(.4)	6.3	(.2)
Total	31.1	(.8)	29.1	(.4)
Investments with unrealized holding gains	153.6	4.1	169.3	3.5
Total	**$ 184.7**	**$ 3.3**	**$ 198.4**	**$ 3.1**
Aggregate cost	**$ 181.4**		**$ 195.3**	

The unrealized losses in these investments were generally caused by changes in interest rates and market liquidity, and not by changes in credit quality. Impairments of these investments are considered temporary.

CUSTOMER DEPOSITS

The estimated fair value of our customer deposit liability, based on discounting expected cash outflows at maturity dates that range up to five years, using current interest rates offered for deposits with the same dates of maturity, was $164.1 million at December 31, 2010, and $176.9 million at December 31, 2011.

NET REVENUE

Net revenue (in millions) includes the following:

	2009	2010	2011
Investment income from debt securities	$ 7.0	$ 6.4	$ 5.4
Interest expense on customer deposits	4.5	3.5	3.1
Net revenue	**$ 2.5**	**$ 2.9**	**$ 2.3**

NOTE 5 – OTHER INVESTMENTS

These investments (in millions) at December 31 include:

	2010	2011
Cost method investments		
10% interest in Daiwa SB Investments Ltd. (Japan)	$ 13.6	$ 13.6
Other investments	34.2	39.9
Equity method investments		
26% interest in UTI Asset Management Company Limited (India)	154.1	144.8
Other investments	2.0	2.6
Sponsored mutual fund investments held as trading	4.8	4.4
U.S. Treasury Note	1.0	1.0
Total	**$ 209.7**	**$ 206.3**

On January 20, 2010, we completed the purchase of a 26% equity interest in UTI and an affiliate from existing stockholders for 6.5 billion Indian rupees (INR) or $142.4 million, plus transaction costs of $3.2 million of which a portion was paid in 2009. The basis difference between our carrying value and our proportionate share of UTI's book value is primarily related to consideration paid in excess of the stepped-up basis of assets and liabilities on the date of purchase.

At December 31, 2011, we had outstanding commitments to make additional contributions totaling $42.5 million to various investment partnerships in which we have an existing investment.

NOTE 6 – FAIR VALUE MEASUREMENTS

We determine the fair value of our investments using the following broad levels of inputs as defined by related accounting standards:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 – unobservable inputs reflecting our own assumptions based on the best information available. We do not value any of our investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with our investments. There were no transfers in or out of the levels in 2010 or 2011. The following table summarizes our investments (in millions) that are recognized in our balance sheet at year end using fair value measurements determined based on the differing levels of inputs.

	Level 1	Level 2
2010		
Cash equivalents	$ 726.9	
Investments in sponsored mutual funds		
Held as available-for-sale	747.9	
Held as trading	4.8	
Debt securities held by savings bank subsidiary	—	$ 184.7
Total	**$ 1,479.6**	**$ 184.7**
2011		
Cash equivalents	$ 823.2	
Investments in sponsored mutual funds		
Held as available-for-sale	764.5	
Held as trading	4.4	
Debt securities held by savings bank subsidiary	—	$ 198.4
Total	**$ 1,592.1**	**$ 198.4**

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment (in millions) at December 31 consists of:

	2010	2011
Computer and communications software and equipment	$ 317.8	$ 342.8
Buildings and improvements	394.8	391.5
Leasehold improvements	80.7	95.3
Furniture and other equipment	108.5	114.3
Land	36.3	40.3
Leased land	2.7	2.7
	940.8	986.9
Less accumulated depreciation and amortization	380.5	419.5
Total	**$ 560.3**	**$ 567.4**

Compensation and related costs attributable to the development of computer software for internal use totaling $7.5 million in 2009, $8.1 million in 2010, and $7.5 million in 2011 have been capitalized.

We occupy certain office facilities, and rent computer and other equipment under noncancelable operating leases. Related rental expense was $29.1 million in 2009, $29.6 million in 2010, and $26.5 million in 2011. Future minimum payments under these leases aggregate $31.0 million in 2012, $32.1 million in 2013, $31.3 million in 2014, $29.1 million in 2015, $27.4 million in 2016, and $33.7 million in later years.

NOTE 8 – INTANGIBLE ASSETS

Other assets include mutual fund customer-relationship intangible assets acquired in 2006. Our unamortized cost was $1.6 million at December 31, 2010, and $1.1 million at December 31, 2011.

NOTE 9 – INCOME TAXES

The provision for income taxes (in millions) consists of:

	2009	2010	2011
Current income taxes			
U.S. federal	$ 232.5	$ 323.4	$ 375.8
Foreign	26.5	50.1	29.9
State and local	32.0	47.5	68.8
Deferred income taxes (tax benefits)	(35.7)	(23.2)	2.9
Total	**$ 255.3**	**$ 397.8**	**$ 477.4**

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred tax benefits include $22.4 million in 2009 and $27.6 million in 2010 relating to the recognition of stock-based compensation expense. Deferred tax benefits in 2009 also include $12.4 million attributable to other than temporary impairments recognized on our sponsored mutual fund investments.

Significant temporary differences in 2011 include deferred income taxes of $13.9 million related to property and equipment offset by deferred tax benefits of $15.1 million related to the recognition of stock-based compensation expense.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2009	2010	2011
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	3.1	3.0	3.5
Other items	(1.0)	(.8)	(.3)
Effective income tax rate	**37.1%**	**37.2%**	**38.2%**

The net deferred tax asset recognized in our balance sheet in other assets includes the following (in millions) at December 31.

	2010	2011
Deferred tax liabilities		
Related to property and equipment	$ (17.6)	$ (31.5)
Recognized in other comprehensive income on net unrealized holding gains	(85.5)	(67.1)
Other	(9.2)	(11.7)
	(112.3)	(110.3)
Deferred tax assets		
Related to stock-based compensation	117.2	131.8
Related to other than temporary impairments of investments in mutual funds	49.2	49.3
Related to accrued compensation	2.2	2.9
Other	4.4	6.9
	173.0	190.9
Net deferred tax asset	**$ 60.7**	**$ 80.6**

A deferred tax liability for unremitted earnings of our foreign subsidiaries has not been recognized, as it is our intention to indefinitely reinvest these earnings outside the U.S. The unremitted earnings of these subsidiaries are estimated to be $143.2 million at December 31, 2011. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the entity was sold or otherwise transferred, we would be subject to U.S. income taxes, less any foreign tax credits. Determination of the amount of the unrecognized deferred tax liability related to these earnings is not practicable.

Other assets also include tax refund receivables of $31.9 million at December 31, 2010, and $20.1 million at December 31, 2011.

Cash outflows from operating activities include income taxes paid of $221.6 million in 2009, $383.0 million in 2010, and $430.1 million in 2011.

Additional income tax benefits of $33.1 million in 2009, $51.9 million in 2010, and $36.3 million in 2011 arising from stock-based compensation plans activity reduced the amount of income taxes that would have otherwise been payable.

The following table reconciles our unrecognized tax benefits (in millions) during the year:

	2009	2010	2011
Balance at beginning of year	$ 6.3	$ 7.0	$ 3.8
Changes in tax positions related to			
Current year	1.1	.8	.9
Prior year	(.4)	(4.0)	.4
Expired statute of limitations	—	—	(.4)
Balance at year end	**$ 7.0**	**$ 3.8**	**$ 4.7**

If recognized, these tax benefits would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2011 and prior years will significantly change in 2012. Our United States federal tax obligations have been settled through the year 2000. Net interest recoverable recognized in our balance sheets was $5.6 million at December 31, 2010, and $5.9 million at December 31, 2011. Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes. Interest recognized as part of our provision for income taxes was not material.

NOTE 10 – STOCK-BASED COMPENSATION

SHARES AUTHORIZED FOR STOCK-BASED COMPENSATION PROGRAMS

At December 31, 2011, 52,887,988 shares of unissued common stock were authorized for issuance under our stock-based compensation plans. Additionally, 3,360,000 shares are authorized for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices. We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders.

STOCK OPTIONS

The following table summarizes the status of and changes in our stock option grants during 2011.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at beginning of year	37,759,580	$ 41.34	
Semiannual grants	5,793,805	$ 60.43	
Reload grants	80,080	$ 58.73	
New hire grants	41,519	$ 57.74	
Non-employee director grants	16,000	$ 60.74	
Exercised	(3,814,074)	$ 29.11	
Forfeited	(499,410)	$ 47.73	
Expired	(137,778)	$ 55.69	
Outstanding at end of year	**39,239,722**	**$ 45.27**	**6.2**
Exercisable at end of year	**22,964,004**	**$ 41.01**	**4.7**

Net income includes a charge for stock option-based compensation expense of $72.1 million in 2009, $71.5 million in 2010, and $79.5 million in 2011, including $4.1 million, $3.2 million, and $.5 million, respectively, for reload option grants.

The total intrinsic value of options exercised was $115.7 million in 2009, $189.4 million in 2010, and $123.5 million in 2011. At December 31, 2011, the aggregate intrinsic value of in-the-money options outstanding was $499.4 million including $368.6 million related to options exercisable.

STOCK AWARDS

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2011.

	Restricted shares	Restricted stock units	Weighted-average fair value
Nonvested at beginning of year	638,532	368,201	$ 46.92
Granted to employees and directors	274,841	152,450	$ 59.75
Vested (value at vest date was $21.9 million)	(246,988)	(129,105)	$ 48.32
Forfeited	(28,992)	(40,529)	$ 48.47
Nonvested at end of year	**637,393**	**351,017**	**$ 51.83**

We recognized compensation expense for restricted shares and restricted stock units of $17.0 million in 2009, $18.0 million in 2010, and $19.2 million in 2011.

At December 31, 2011, non-employee directors hold 34,917 vested stock units that will convert to common shares upon their separation from the board.

FUTURE STOCK-BASED COMPENSATION EXPENSE

The following table presents the compensation expense (in millions) to be recognized over the remaining vesting periods of the stock-based awards outstanding at December 31, 2011. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2012	$ 21.8
Second quarter 2012	21.4
Third quarter 2012	21.0
Fourth quarter 2012	15.3
Total 2012	79.5
2013 through 2016	80.4
Total	**$ 159.9**

NOTE 11 – EARNINGS PER SHARE CALCULATIONS

The following table presents the reconciliation (in millions) of our net income to net income allocated to our common stockholders and the weighted average shares (in millions) that are used in calculating the basic and the diluted earnings per share on our common stock. Weighted average common shares outstanding assuming dilution reflects the potential additional dilution, determined using the treasury stock method that could occur if outstanding stock options were exercised.

	2009	2010	2011
Net income	$ 433.6	$ 672.2	$ 773.2
Less: net income allocated to outstanding restricted stock and stock unit holders	(1.5)	(2.8)	(3.5)
Net income allocated to common stockholders	**$ 432.1**	**$ 669.4**	**$ 769.7**
Weighted average common shares			
Outstanding	255.9	257.2	255.6
Outstanding assuming dilution	262.3	265.1	263.3

The following table shows the weighted average outstanding stock options (in millions) and their average exercise price that are excluded from the calculation of diluted earnings per common share as the inclusion of such shares would be anti-dilutive.

	2009	2010	2011
Weighted average outstanding stock options excluded	19.9	12.4	7.2
Average exercise price	$ 48.20	$ 52.07	$ 60.03

NOTE 12 – COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the components (in millions) of comprehensive income.

	2009	2010	2011
Net income	$ 433.6	$ 672.2	$ 773.2
Other comprehensive income (loss), net of tax			
Unrealized holding gains (losses)			
Investments in sponsored mutual funds:			
Net unrealized holding gains (losses)	150.8	67.9	(40.2)
Capital gain distributions	(2.0)	(2.6)	(5.3)
Other than temporary impairments recognized in income	36.1	—	—
Net losses (gains) realized on dispositions, determined using average cost	(7.4)	(7.6)	—
Deferred tax benefits (income taxes)	(66.6)	(24.0)	18.3
Net unrealized holding gains (losses) of investments in sponsored mutual funds recognized in other comprehensive income	110.9	33.7	(27.2)
Debt securities held by savings bank subsidiary:			
Net unrealized holding gains (losses)	6.0	—	(.2)
Net losses (gains) realized on dispositions, determined using average cost	.3	—	—
Deferred tax benefits (income taxes)	(2.2)	(.1)	.1
Net unrealized holding gains (losses) of debt securities held by savings bank subsidiary recognized in other comprehensive income	4.1	(.1)	(.1)
Investment in UTI Asset Management Company Limited			
Proportionate share of net unrealized holding gains (losses) of available-for-sale securities held by UTI Asset Management Company Limited, net of deferred taxes	—	—	.2
Total net unrealized holding gains (losses) recognized in other comprehensive income	115.0	33.6	(27.1)
Currency translation adjustment			
Investment in UTI Asset Management Company Limited	—	5.6	(14.2)
Deferred tax benefits (income taxes)	—	(2.0)	5.0
Total currency translation adjustment	—	3.6	(9.2)
Total other comprehensive income (loss)	115.0	37.2	(36.3)
Total comprehensive income	**$ 548.6**	**$ 709.4**	**$ 736.9**

The currency translation adjustment results from translating our proportionate share of the financial statements of UTI, our equity method investment, into U.S. dollars. Assets and liabilities are translated into U.S. dollars using year-end exchange rates, and revenues and expenses are translated using weighted-average exchange rates for the period.

Accumulated other comprehensive income (in millions) at December 31 includes:

	2010	2011
Net unrealized holding gains on		
Investments in sponsored mutual funds	$ 217.7	$ 172.2
Debt securities held by savings bank subsidiary	3.3	3.1
Proportionate share of investments held by UTI Asset Management Company Limited	—	.4
	221.0	175.7
Deferred income taxes	(85.5)	(67.3)
Net unrealized holding gains	135.5	108.4
Currency translation adjustment, net of deferred income taxes (benefits) of $2.0 million in 2010 and ($3.0) million in 2011	3.6	(5.6)
Total	**$ 139.1**	**$ 102.8**

NOTE 13 – OTHER DISCLOSURES

SHARE REPURCHASES

The Board of Directors has authorized the future repurchase of up to 13,715,681 common shares as of December 31, 2011.

DIVIDENDS

Cash dividends declared per share were $1.00 in 2009, $1.08 in 2010, and $1.24 in 2011.

RESTRICTED CAPITAL

Our consolidated stockholders' equity at December 31, 2011, includes about $92 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

CONTINGENCIES

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

RETIREMENT PLANS

Compensation expense recognized for our defined contribution retirement plans was $41.2 million in 2009, $48.2 million in 2010, and $54.5 million in 2011.

NOTE 14 – SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited)

	Net revenues	Net income	Basic earnings per share on common stock	Diluted earnings per share on common stock
	(in millions)			
2010				
1st quarter	$ 556.2	$ 153.0	$ .59	$ .57
2nd quarter	$ 577.4	$ 158.5	$ .61	$ .59
3rd quarter	$ 586.1	$ 169.1	$ .66	$ .64
4th quarter	$ 647.5	$ 191.6	$ .74	$ .72
2011				
1st quarter	$ 682.4	$ 194.6	$ .75	$ .72
2nd quarter	$ 713.7	$ 204.7	$ .79	$ .76
3rd quarter	$ 679.4	$ 185.5	$ .73	$ .71
4th quarter	$ 671.6	$ 188.4	$ .74	$ .73

The sums of quarterly earnings per share do not equal annual earnings per share because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2011, in relation to criteria described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2011.

February 3, 2012

James A.C. Kennedy
Chief Executive Officer and President

Kenneth V. Moreland
Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 3, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 3, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 3, 2012, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 3, 2012

CORPORATE HEADQUARTERS

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

OFFICE LOCATIONS

Buenos Aires, Argentina

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Zurich, Switzerland

Dubai, United Arab Emirates

London, United Kingdom

United States:

San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. INVESTOR CENTERS

Baltimore, Maryland

Boca Raton, Florida

Colorado Springs, Colorado

Garden City, New York

Los Angeles, California

Northbrook, Illinois

Oak Brook, Illinois

Owings Mills, Maryland

Paramus, New Jersey

Short Hills, New Jersey

Tampa, Florida

Tysons Corner, Virginia

Walnut Creek, California

Washington, D.C.

Wellesley, Massachusetts

ADDITIONAL INFORMATION

SEC Form 10-K
A paper copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our website: troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
(888) 648-8155
wellsfargo.com/
shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, MD

Annual Meeting
April 17, 2012, at 10 a.m.
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4525 Painters Mill Road
Owings Mills, MD 21117

BOARD OF DIRECTORS

Edward C. Bernard
Vice Chairman and President, T. Rowe Price Investment Services

James T. Brady
Mid-Atlantic Managing Director, Ballantrae International Ltd.

J. Alfred Broaddus, Jr.
Retired President, Federal Reserve Bank of Richmond

Donald B. Hebb, Jr.
Chairman, ABS Capital Partners

James A.C. Kennedy
Chief Executive Officer and President

Robert F. MacLellan
Non-Executive Chairman
Northleaf Capital Partners

Brian C. Rogers
Chairman, Chief Investment Officer, and Portfolio Manager

Dr. Alfred Sommer
Dean Emeritus and University Distinguished Service Professor, Johns Hopkins Bloomberg School of Public Health

Dwight S. Taylor
Retired President,
COPT Development & Construction Services, LLC

Anne Marie Whittemore
Partner, McGuireWoods LLP

T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
(410) 345-2000 | troweprice.com